Jaguar Global Growth Corporation I

3225 Franklin Avenue, Suite 309

Miami, FL 33133

January 3, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Bradley Ecker

Re:	Jaguar Global Growth Corporation I Registration Statement on Form S-1

File No. 333-260483

Mr. Ecker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jaguar Global Growth Corporation I, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 5, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Joy K. Gallup of Paul Hastings LLP, counsel to the Company, at (212) 318-6542, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Anthony R. Page
Anthony R. Page
Chief Financial Officer

[Signature Page to Acceleration Request]